EXHIBIT 77D
for IDS Precious Metals Fund, Inc.

At the Board meetings held on October 7-8, 1998 the following investment policies were eliminated:

Pledge or mortgage its assets beyond 15% of total assets.

Invest more than 5% of its total assets in securities of companies, domestic or foreign, including any predecessors, that have a record of less than three years continuous operations.

Invest more than 5% of its net assets in warrants.

Invest directly in exploration or development programs, such as oil, gas or mineral leases, except that the Fund will invest in securities of companies engaged in exploration or other development of precious metals.

Purchase securities of an issuer if the board members and officers of the Fund and of AEFC hold more than a certain percentage of the issuer's outstanding securities. If the holdings of the board members and officers of the Fund and of AEFC who own more than 0.50% of the issuer's securities are added together, and if in total they own more the 5%, the Fund will not purchase securities of that issuer.